Exhibit 99.77K

Response to Item 77K

Effective on April 23, 2002, based on the recommendation of the Fund's Audit Committee, the Fund's Board of Directors determined not to retain Bish & Haffey, PC (Bish and Haffey) as the Fund's independent auditor and voted to appoint PricewaterhouseCoopers LLP. Bish and Haffey has served as the Fund's independent auditor since the Fund's inception on May 15, 1998. From that date through the fiscal year ended August 31, 2001, Bish and Haffey's audit reports contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles. During the periods that Bish and Haffey served as the Fund's independent auditor, there were no disagreements between the Fund and Bish and Haffey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.